EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

CZFS Acquisition Company, LLC of Mansfield, Pennsylvania is the Company’s sole subsidiary.

First Citizens Community Bank of Mansfield, Pennsylvania is CZFS Acquisition Company, LLC’s sole subsidiary.

The Bank's subsidiaries are First Citizens Insurance Agency, Inc. and 1st Realty of PA, LLC, both of Mansfield, Pennsylvania.